

August 19, 2010

Mr. Peter Marrone
Chief Executive Officer
Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, ON, M5H 3S5
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 001-31880**

Dear Mr. Marrone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3 – Consolidated Financial Statements

Note 21(c) – Non-Capital Losses, page 27

1.   Please expand your disclosure to identify why you have determined a valuation allowance is necessary for certain of your non-capital losses. In this regard, address whether the valuation allowance is the result of non-capital losses in jurisdictions where you do not expect to have gains, expiration of non-capital losses in certain jurisdictions

before gains are expected to be recognized, transactional accounting differences or other permanent differences between book and tax earnings, as applicable.

Note 26(a) – Fair Value of Financial Instruments

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts, page 33

2. We note from your disclosure that your sales of metal concentrates are initially measured at, and adjusted monthly to, quoted spot prices until the price is finalized two to three months after initial sale recognition. Please tell us whether you consider this practice to be a provisionally-priced sale with an embedded derivative, and if so, whether you considered using the forward price for recognizing the initial sale with subsequent changes reflected as derivative gains and losses. Please refer to Item VII of the September 25, 2002, SEC Regulations Committee Meeting highlights, which can be located at:

   http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Note 29 – Summary of Principal Differences between Canadian GAAP and United States GAAP, page 37

3. Please tell us how your reference to Note 10 for the discontinued operations adjustments complies with the reconciliation requirement of Item 17(c) of Form 20-F. In this regard, we note Item 17(c)(2)(i) of Form 20-F contemplates a reconciliation that begins with net earnings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief